



Millennium Franchise Group, LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.50%

Target Raise Amount: $124,000

Offering End Date: March 9, 2023

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $40,000

Company Details:

Name: Millennium Franchise Group, LLC

Founded: April 18, 2013

Address: 1415 Adeline Street
Oakland, CA 94607

Industry: Human Resources Management

Employees: 2

Website: https://hackingsolutions.com/

Use of Funds Allocation:

If the maximum raise is met:

$62,000 (50.00%) – of the proceeds will go towards recruiting
$56,420 (45.50%) – of the proceeds will go towards sales support
$5,580 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

LinkedIn: 10,200 Followers





Business Metrics:

H

	FY20	FY21	YTD 10/31/2022
Total Assets	$15,739	$147,318	$165,868
Cash & Cash Equivalents	-$1,341	$59,660	$78,210
Accounts Receivable	$29,423	$0	$0
Short-term Debt	$0	$1,600	$11,157
Long-term Debt	$6,885	$215,000	$188,866
Revenue	$576,256	$453,986	$1,324,848
Cost of Goods Sold	$160,825	$191,516	$1,044,857
Taxes	$0	$0	$0
Net Income	-$7,342	-$123,589	$51,094

Recognition:

Millennium Franchise Group, LLC's (DBA Hacking Solutions & Medical Clinical Staffing) Tony Beaman, President & CEO, is the driving force behind Hacking Solutions. His career in Information Technology Staffing and Solutions, with an MBA in Human Resources Management from Keller Graduate School of Management, allows him to be a leader for the company and our community. Tony is also a proud veteran of the US Army National Guard. Their diversity certifications include 8(a) Certified (SBA), HUBZone Certified (SBA), MBE Certified (NMSDC, CPUC), DBE Certified (DOT, BART), and Veteran-Owned (SBA).

About:

Millennium Franchise Group, LLC (DBA Hacking Solutions & Medical Clinical Staffing) is a high-growth company providing IT, Cyber Security, Compliance, and workforce solutions to businesses and government entities. They ensure their clients have the talent, tools, teams, and training to accomplish world-changing missions.

For more information, contact our Customer Support Team at support@thesmbx.com

